1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Yoon Choo

Re: Angel Oak Financial Strategies Income Term Trust (the "Acquiring Fund") (File No. 333- 236500) – Form N-14 Filing

Dear Ms. Choo:

This letter responds to comments you and Mr. Jason Fox conveyed via telephone on March 12, 2020, to Brooke Clark and me in connection with the Securities and Exchange Commission ("SEC") staff's review of the registration statement/proxy statement on Form N-14 (the "Proxy Statement/Prospectus") that was filed by the Acquiring Fund on February 18, 2020. The Acquiring Fund plans to incorporate the SEC staff's comments based on the responses below in a pre-effective amendment to the Proxy Statement/Prospectus. Please note that, in addition to the changes discussed below, the Pro Forma Financial Statements in the Statement of Additional Information relating to the Proxy Statement/Prospectus have been updated to provide information of January 31, 2020. Capitalized terms not defined herein have the definitions provided to them in the Proxy Statement/Prospectus.

General

1.Comment: Please note that the comments may apply to disclosure appearing multiple times in the Proxy Statement/Prospectus. Please make changes throughout the Proxy Statement/Prospectus as appropriate.

Response: The Acquiring Fund has updated the disclosure accordingly.

2.Comment: Please supplementally provide an accounting analysis as to whether the proposed merger is accounted for as a business combination or an asset acquisition. Please cite to any applicable U.S. GAAP standards. Additionally, supplementally describe if there will be any day one gain or loss and how transaction costs will be allocated in relation to the purchase price.

Response: Section ASC 805 governs the accounting for business combinations. In determining whether an acquisition is a business combination or an asset acquisition, it needs to be determined if the assets and activities acquired constitute a business. The guidance also states that if substantially all of the fair value of the gross assets acquired is concentrated in one identifiable asset or in a group of similar identifiable assets, the set is not considered a business. Virtually all of the fair value of the gross assets of the Acquired Fund represents a group of similar identifiable assets; therefore, the transaction will be accounted for as an asset acquisition.

It is stated in recent AICPA Q&A postings, specifically Q&A Section 6910.33, that if a business combination is considered a taxable transaction then the fair market value of the purchased assets becomes the cost basis of that asset for the acquiring fund.

It is not anticipated that there will be any day one gain or loss for the Acquiring Fund because the Acquiring Fund will be receiving the Acquire Fund's assets at fair market value. The costs associated with the Reorganization are being borne Angel Oak and Vivaldi. Therefore, there is no need for cost allocation on the day of the Reorganization or any adjustments to net assets related to expenses.

3.Comment: Please supplementally explain how the Funds determined that net asset value is a better indicator of fair value than market price for purposes of determination of the value of consideration given in the Reorganization. Please cite to any applicable U.S. GAAP standards.

Response: The Funds determined to complete the transaction on the basis of net asset value consistent Rule 17a-8 and SEC's guidance in connection with Rule 17a-8 as well as each Board's business judgment in approving the terms of the transaction. With respect to each of the Acquiring Fund and the Acquired Fund, Rule 17a-8(a)(2) under the 1940 Act requires the Fund's Board, including a majority of Trustees/Directors who are not interested persons of the Acquired Fund or the Acquiring Fund, to determine that the interests of the Fund's shareholders will not be diluted as a result of the Reorganization. If a Fund's assets and liabilities were valued at market price rather than net asset value, each Board must find that transacting at market price would not result in shareholder dilution For example, if the Acquired Fund was trading at a premium, the Acquiring Fund would be required to issue shares greater than the value of what the Acquiring Fund assumes in the transaction (i.e., the net value of the Acquired Fund's assets and liabilities), which could lead to the conclusion that the Acquiring Fund shareholders' interests are diluted.

In a proposing release amending Rule 17a-8 under the 1940 Act, the SEC noted that, when two funds merge, each board, as part of its determination that the interests of existing shareholders will not be diluted, generally has concluded that there is no dilution where the reorganization is occurring on the basis of the relative net asset values of the merging funds. See Investment Company Mergers, SEC Release No. IC-25259 (Nov. 8, 2001). Additionally, the Acquiring Fund notes that market price can be influenced by a variety of factors, including investor visibility of the investment product, cyclical trading patterns, liquidity for fund shares and potential future taxes. Therefore, the Acquiring Fund reasonably determined that net asset value is a better indicator of fair value than market price for purposes of determination of the value of consideration given in the Reorganization.

The Acquiring Fund further notes that if the Reorganization were to be executed at market price, the Acquiring Fund shares could be trading at a premium or discount to net asset value on the date of the Reorganization. If the Acquiring Fund shares were trading at a discount to net asset value on the date of the Reorganization, the Acquiring Fund could be in violation of Section 23(b) of the 1940 Act, which provides that no registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount.

Letter to Shareholders

4.Comment: Please disclose that the Reorganization is expected to be a taxable event for the Acquired Fund and its shareholders.

Response: The Acquiring Fund has added the following disclosure.

The Reorganization is expected to be a taxable event for the Acquired Fund and its shareholders.

QUESTIONS & ANSWERS

5.Comment: Please provide cross-references to related sections in the Proxy Statement/Prospectus as appropriate.

Response: The Acquiring Fund has provided cross-references to related sections in the Proxy Statement/Prospectus as appropriate.

6.Comment: In the question "What happens if the Proposal is not approved by the Acquired Fund shareholders?" please disclose the options the Acquired Fund Board may consider if the Reorganization Agreement is not approved by the Acquired Fund shareholders and/or the issuance of Acquiring Fund common shares is not approved by the Acquiring Fund shareholders. Please also include such disclosure in the Proxy Statement/Prospectus.

Response: The Acquiring Fund has revised the disclosure to read:

If the Reorganization Agreement or the issuance of Acquiring Fund common shares is not approved by shareholders of the applicable Fund, then the Board of the Acquired Fund will consider other options potentially available to the Acquired Fund, including maintaining the status quo or liquidating the Acquired Fund.

The Acquiring Fund notes that similar disclosure is in the Proxy Statement/Prospectus.

7.Comment: In the question "How different are the Funds?" please disclose that the Acquiring

Fund has a term and that the Acquired Fund does not have a term. Please also include this disclosure in the Proxy Statement/Prospectus.

Response: The Acquiring Fund has added the following disclosure.

The Acquiring Fund has a term whereas the Acquired Fund does not. The Acquiring Fund will terminate on or before May 31, 2031 (the "Termination Date"); provided, that if the Board of Trustees of the Acquiring Fund believes that, under then-current market conditions, it is in the best interests of the Acquiring Fund to do so, the Acquiring Fund may extend the Termination Date:(i)once for up to one year (i.e., up to May 31, 2032), and (ii) once for up to an additional six months (i.e., up to November 30, 2032), in each case upon the affirmative vote of a majority of the Board of Trustees of the Acquiring Fund and without shareholder approval.

The Acquiring Fund has added similar disclosure to the Proxy Statement/Prospectus.

8.Comment: In the question "How different are the Funds?" please discuss each Fund's use of leverage and the Combined Fund's anticipated use of leverage, as well as the Combined Fund's anticipated issuance of preferred shares.

Response: The Acquiring Fund has added the following disclosure.

The Funds may use leverage to the extent permitted by the 1940 Act. As of January 31, 2020, the Acquired Fund had 18% aggregate financial leverage from borrowings as a percentage of its total assets. As of the same date, the Acquiring Fund had 25.6% aggregate financial leverage from borrowings as a percentage of its total assets. The Acquiring Fund uses leverage primarily in the form of reverse repurchase agreements and a line of credit, and the Combined Fund anticipates using leverage similarly to the Acquiring Fund's use thereof.

The Acquiring Fund currently intends to issue preferred shares during the next twelve months. Any such preferred shares of the Acquiring Fund would be senior to the Acquiring Fund's common shares, such that holders of preferred shares would have priority over the distribution of the Acquiring Fund's assets, including dividends and liquidating distributions. If preferred shares are issued and outstanding, holders of the preferred shares would have the right to elect two trustees of the Acquiring Fund, voting separately as a class.

9.Comment: In the question "How different are the Funds?" please disclose that the Acquired

Fund has a managed distribution policy whereas the Acquiring Fund does not have such a policy.

Response: The Acquiring Fund has added the following disclosure.

The Acquired Fund intends to make monthly distributions to its shareholders equal to 10% annually of the Acquired Fund's net asset value per share whereas the Acquiring Fund does not intend to distribute a certain percentage of the Acquiring Fund's net asset value per share.

10.Comment: In the question "How will the Reorganization be effected?" please change "may" to "will" in the following disclosure, if accurate.

You will become a shareholder of the Acquiring Fund. Holders of shares of common stock of the Acquired Fund will receive newly issued common shares of the Acquiring Fund, par value $0.001 per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the shares of common stock of the Acquired Fund you held immediately prior to the Reorganization (although shareholders may receive cash for fractional shares).

Response: The Acquiring Fund has revised the disclosure to read:

You will become a shareholder of the Acquiring Fund. Holders of shares of common stock of the Acquired Fund will receive newly issued common shares of the Acquiring Fund, par value $0.001 per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the shares of common stock of the Acquired Fund you held immediately prior to the Reorganization (although shareholders will receive cash for fractional shares).

11.Comment: In the question "Will there be any significant portfolio transitioning in connection with the Reorganization?" please specify the percentage of securities held by the Acquired Fund that will be sold shortly before the closing of the Reorganization.

Response: Approximately 90% of the securities held by the Acquired Fund will be sold by the Acquired Fund shortly before the closing of the Reorganization. The Acquiring Fund believes the current disclosure and the Pro Forma Financial Statements accurately reflect this and respectfully declines to make any changes in response to this comment.

12.Comment: In the question "Will there be any significant portfolio transitioning in connection with the Reorganization?" please consider revising the following disclosure to refer to the Combined Fund where accurate.

The transaction costs associated with these sales and purchases (including brokerage commissions, transaction charges and related fees) largely will be borne by the Acquired Fund although a small portion may be borne by the Acquiring Fund, with respect to the limited amount of positions that will be sold following the Reorganization.

Response: The Acquiring Fund has revised the disclosure to read:

There are expected to be no transaction costs associated with these sales and purchases (including brokerage commissions, transaction charges and related fees). To the extent there are any transaction costs, these will be borne by the Acquired Fund with respect to the portfolio transitioning conducted before the Reorganization and borne by the Combined Fund, with respect to the limited amount of positions that will be sold following the Reorganization.

13.Comment: In the question "Will there be any significant portfolio transitioning in connection with the Reorganization?" please disclose (i) the estimated net capital gain/loss that may be realized on disposition of the Acquired Fund's securities, (ii) the impact on portfolio transitioning of any capital loss carryforwards available to the Acquired Fund, (iii) an estimate of portfolio transaction costs for the Acquired Fund and (iv) an estimate of the per share amounts of transaction costs and estimated capital gain/loss. Please also include such disclosure in the Notes to the Pro Forma Financial Statements.

Response: The Acquiring Fund has added the following disclosure.

As of March 31, 2020, the Acquired Fund had net short term capital loss carryforwards of approximately $5,098,795 (approximately $0.89 per share) and net long term capital loss carryforwards of $2,842,570 (approximately $.50 per share). Because the Acquired Fund did not have any capital loss carryforwards as of December 31, 2019, capital loss carryforwards will have no impact on portfolio transitioning. It is anticipated that the Acquired Fund will have no transaction costs to bear in connection with portfolio transitioning.

14.Comment: In the question "Who will pay for the costs associated with the Reorganization" please disclose whether the costs of the Reorganization being borne by Angel and Vivaldi is dependent on whether the Reorganization is consummated. Please also include such disclosure in the section of the Proxy Statement/Prospectus entitled "Expenses of the Reorganization."

Response: The Acquiring Fund has added the following disclosure.

Angel Oak and Vivaldi will bear expenses incurred in connection with the Reorganization, as agreed to by those parties, whether or not the Reorganization is consummated.

The Acquiring Fund has added similar disclosure to the section of the Proxy Statement/Prospectus entitled "Expenses of the Reorganization."

Proxy Statement

15.Comment: Please include the information with respect to the Acquiring Fund required by Item 1(b)(2) of Form N-14.

Response: The Acquiring Fund has added the following disclosure.

The Acquiring Fund seeks current income with a secondary objective of total return.

16.Comment: In the below disclosure, please disclose that Acquired Fund shareholders will receive cash in the Reorganization for fractional shares of the Acquired Fund.

The aggregate net asset value (not the market value) of Acquiring Fund common shares received by the shareholders of the Acquired Fund in the Reorganization would equal the aggregate net asset value (not the market value) of the Acquired Fund shares of common stock held immediately prior to the Reorganization.

Response: The Acquiring Fund has revised the disclosure to read:

The aggregate net asset value (not the market value) of Acquiring Fund common shares received by the shareholders of the Acquired Fund in the Reorganization would equal the aggregate net asset value (not the market value) of the Acquired Fund shares of common stock held immediately prior to the Reorganization (although shareholders will receive cash for fractional shares).

17.Comment: Please include the information required by Item 2(a) and Item 6(b)(2) of Form N-14.

Response: The Acquiring Fund has added the following disclosure.

Shareholder reports, proxy statements and other information concerning Funds can be inspected at the NYSE.

18.Comment: The disclosure states, "Additional copies of the foregoing (other than the Statement of Additional Information relating to this Proxy Statement/Prospectus) and any more recent reports filed after the date hereof for the Acquiring Fund may be obtained without charge." Please disclose where a shareholder may obtain a copy of the Statement of Additional Information relating to the Proxy Statement/Prospectus. If a copy of the Statement of Additional Information relating to the Proxy Statement/Prospectus is not being mailed to shareholders of the Acquired Fund, please supplementally explain if a shareholder report for the Acquiring Fund is being mailed to shareholders of the Acquired Fund along with the Proxy Statement/Prospectus.

Response: The Acquiring Fund has revised the disclosure to read:

Additional copies of the foregoing and any more recent reports filed after the date hereof for the Acquiring Fund may be obtained without charge.

The Statement of Additional Information relating to the Proxy Statement/Prospectus is incorporated by reference into the Proxy Statement/Prospectus. In accordance with Form N-14 and the General Instructions thereto, the Statement of Additional Information relating to the Proxy Statement/Prospectus and a shareholder report for the Acquiring Fund will not be mailed to shareholders of the Acquired Fund.

19.Comment: Please include the information required by Item 5(f) and Item 6(b) of Form N-14.

Response: The Acquiring Fund has revised the Proxy Statement/Prospectus to include the information required by Item 5(f) and Item 6(b) of Form N-14.

20.Comment: If available, please incorporate the Acquiring Fund's annual shareholder report by reference into the Proxy Statement/Prospectus. If it is not available, please supplementally explain whether the Acquiring Fund's annual shareholder report will be sent to shareholders of the Acquired Fund.

Response: The Acquiring Fund has revised the disclosure to incorporate the Acquiring Fund's annual shareholder report by reference into the Proxy Statement/Prospectus.

21.Comment: In the Table of Contents, please add a heading for the synopsis and federal income tax consequences discussion or otherwise revise so that shareholders can easily locate these discussions.

Response: The Acquiring Fund has revised the Table of Contents so that shareholders can easily locate these discussions.

22.Comment: Please provide the information required by Item 3 of Form N-14. Material differences discussed should include the term of the Acquired Fund, each Fund's use of leverage, the Combined Fund's anticipated use of leverage and each Fund's distribution policies.

Response: The Acquiring Fund has included the information required by Item 3 of Form N-14, including a discussion of the term of the Acquired Fund, each Fund's use of leverage, the Combined Fund's anticipated use of leverage and each Fund's distribution policies

23.Comment: Please refer to comments regarding portfolio transitioning in the "Questions & Answers" section and include such disclosure in the section entitled "General." Please explain the federal income tax consequences of the Reorganization to shareholders, including appropriate references to applicable Code sections. Please see Item 4(a)(4) of Form N-14.

Response: The Acquiring Fund has included disclosure in the section entitled "General" similar to that included in the response of Comment 13, above. The Acquiring Fund also added the following disclosure:

The Reorganization is expected to be a taxable event for the Acquired Fund and its shareholders.

The Acquiring Fund notes that appropriate references to applicable Code sections is included in the section entitled "Material Federal Income Tax Consequences" and has cross-referenced this section.

24.Comment: In the section entitled "Background and Reasons for the Proposed Reorganization," please disclose the reasons the Funds are proposing the Reorganization. Please see Item 4(a)(3) of Form N-14.

Response: The Acquiring Fund has added the following disclosure.

The Acquired Fund Board and the Board of Trustees of the Acquiring Fund believe that the Reorganization may benefit the Acquiring Fund and its shareholders, including through potential economies of scale, improved secondary market trading and certain operating and administrative efficiencies.

25.Comment: In the section entitled "Background and Reasons for the Proposed Reorganization," please note that the Acquired Fund Board considered the tax consequences of the portfolio transitioning, if true.

Response: The Acquiring Fund has revised the disclosure to read:

The Acquired Fund Board considered that the Acquired Fund's portfolio would need to be repositioned in anticipation of the Reorganization and the transaction costs associated with these sales would largely be borne by the Acquired Fund and considered the tax consequences of the portfolio repositioning.

26.Comment: Please confirm that the following disclosure is consistent with disclosure elsewhere in the Proxy Statement/Prospectus.

The Acquired Fund Board considered that the Acquiring Fund's expense ratio is expected to be similar to the expense ratio of the Acquired Fund.

Response: The Acquiring Fund has revised the disclosure to read:

The Acquired Fund Board considered that the Combined Fund's expense ratio is expected to be lower than the expense ratio of the Acquired Fund.

27.Comment: In the section entitled "Background and Reasons for the Proposed Reorganization," please disclose whether representations under Section 15(f) of the 1940 Act were provided by Vivaldi and Angel Oak.

Response: The Acquiring Fund notes that Vivaldi is not relying on the safe harbor provided by Section 15(f) of the 1940 Act and Vivaldi believes that Section 15(f) does not apply to the Proposal. Further, even if it was applicable, Section 15(f) is a safe harbor provision which does not necessarily need to be complied with, even in circumstances where applicable.

Section 15(f) relates to any amount or benefit received by an investment adviser in connection with a sale of securities or other interest in such investment adviser resulting in an assignment of an investment advisory contract. Section 15(f) is inapplicable to the Proposal because no sale of securities or other interest in Vivaldi that would result in an "assignment," as defined under Section 2(a)(4) of the 1940 Act, of an investment advisory contract has occurred or is proposed to occur as it relates to the Proposal. The agreement between Angel Oak and Vivaldi only pertains to (i) certain files, documents, data, operating systems, business books and records of Vivaldi and its subsidiaries to the extent relating to the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund; (ii) all advertising, sales, marketing and promotional materials and literature used by Vivaldi and its subsidiaries in connection with the offering and sale of the Acquired Fund; and (iii) all goodwill associated with the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund. The Acquiring Fund respectfully declines to add any disclosure in response to this comment.

28.Comment: In the section entitled "Distribution Information," please disclose the difference in the distribution policies of the Funds.

Response: The Acquiring Fund has cross-referenced the discussion of the Funds' different distribution practices in the section entitled "Description of Common Shares to be Issued by the Acquiring Fund; Comparison to the Acquired Fund."

29.Comment: In footnote 2 to the Fees and Expenses Table, please define "Borrowing Agreement."

Response: The Acquiring Fund has revised the disclosure to remove the defined term.

30.Comment: Please remove footnote 3 to the Fees and Expenses Table.

Response: The Acquiring Fund has removed footnote 3 to the Fees and Expenses Table.

31.Comment: Please supplementally confirm that the fees presented in the Fees and Expenses Table represent current fees.

Response: The Acquiring Fund confirms that the fees presented in the Fees and Expenses Table represent current fees.

32.Comment: In the section entitled "Principal Risks," please specify the differences between principal risks of investing in each Fund.

Response: The Acquiring Fund has revised the disclosure to read:

The principal risks of the Funds are significantly different. Although both Funds are subject to similar fixed-income risks, new fund risk and general markets risks, the Funds' risks also differ in many regards on account of different investment objectives and strategies. Each Fund is non-diversified and is subject to the risks associated with being non-diversified. Additionally, the Acquiring Fund concentrates in the group of industries related to banks and diversified financials and is subject to associated risks. The Acquiring Fund also identifies conflicts of interest risk, cybersecurity risk, distributions risk, equity risk, floating or variable rate securities risk, large investors risk, LIBOR risk, limited investment opportunities risk, limited term risk, maturity and duration risk, trust preferred securities risk and unrated securities risk as principal risks of investing in the Acquiring Fund, whereas the Acquired Fund does not identify such risks as principal risks of investing in the Acquired Fund. Also, the Acquired Fund and the Acquiring Fund may share similar risks, but describe them differently. A chart showing which risks are applicable to each Fund is below, and the principal investment risks of the Funds are summarized below.

33.Comment: In the following disclosure, please clarify that the Acquiring Fund intends to issue preferred shares in the next twelve months.

The Fund may in the future issue preferred shares as a form of financial leverage.

Response: The Acquiring Fund has revised the disclosure to read:

The Fund currently intends to issue preferred shares during the next twelve months as a form of financial leverage.

34.Comment: In the section entitled "Investment Restrictions and Policies," please revise the disclosure comparing the Funds' investment policies with respect to concentration.

Response: The Acquiring Fund has revised the disclosure to read:

The Acquiring Fund will concentrate its total assets in the group of industries related to banks and diversified financials whereas the Acquired Fund will not concentrate its total assets.

35.Comment: The Acquiring Fund's semi-annual report indicates that the Acquiring Fund Board consists of four Independent Trustees and two interested Trustees. Please explain supplementally whether Vivaldi is relying on the safe harbor provided by Section 15(f) of the 1940 Act. If so, please supplementally explain how the Acquiring Fund Board intends to meet the independence requirements of the safe harbor.

Response: The Acquiring Fund refers to the response to Comment 27, above.

36.Comment: In the section entitled "The Advisers of the Funds," please provide the information with respect to Angel Oak required by Item 9(1)(b)(3)-(4) of Form N-2.

Response: The Acquiring Fund has added the following disclosure.

The Acquiring Fund pays Angel Oak a monthly fee computed at the annual rate of 1.35% of the Acquiring Fund's average daily Managed Assets. Managed Assets includes total assets (including any assets attributable to borrowings for investment purposes) minus the sum of the Acquiring Fund's accrued liabilities (other than liabilities representing borrowings for investment purposes). Information regarding the basis of the Board of Trustees of the Acquiring Fund's approval of the investment advisory agreement with Angel Oak is available in the Acquiring Fund's semi-annual shareholder report for the fiscal period ended July 31, 2019.

37.Comment: In the section entitled "Portfolio Management of the Acquiring Fund," please provide the statement required by Item 9(1)(c) of Form N-2 that the Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of Acquiring Fund securities.

Response: The Acquiring Fund has added the following disclosure.

The Statement of Additional Information to this Proxy Statement/Prospectus provides additional information about the Acquiring Fund's portfolio managers, including their compensation structure, other accounts managed and ownership of shares of the Acquiring Fund.

38.Comment: In the section entitled "Other Service Providers," please add Destra Capital

Investments LLC as a service provider to the Acquiring Fund.

Response: The Acquiring Fund has added Destra Capital Investments LLC as a service provider to the Acquiring Fund.

39.Comment: In the section entitled "Capitalization," please show the number in the Adjustments column as a negative amount.

Response: The Acquiring Fund has revised the disclosure to show the number in the Adjustments column as a negative amount.

40.Comment: In the section entitled "Capitalization," to the extent there are any costs associated with portfolio transitioning, these costs should be presented as an adjustment to the net assets.

Response: The Acquiring Fund confirms that no costs are expected with respect to portfolio transitioning.

41.Comment: In the section entitled "Description of Common Shares to be Issued by the Acquiring Fund; Comparison to the Acquired Fund," please provide the information required by Item

10(1)(b) of Form N-2.

Response: The Acquiring Fund notes that the Proxy Statement/Prospectus includes disclosure regarding restrictions on the Acquiring Fund while there is an arrearage in the payment of dividends for preferred shares.

42.Comment: In the section entitled "Share Price Data," please confirm the data provided with respect to the Acquired Fund.

Response: The Acquiring Fund confirms the data provided with respect to the Acquired Fund.

43.Comment: In the section entitled "Share Price Data," please provide data with respect to the

Acquiring Fund for the latest quarterly period(s). Please provide the information included in the section entitled "Share Price Data" as of the latest practicable date.

Response: The Acquiring Fund has provided data with respect to the Acquiring Fund for the latest quarterly period(s). The Acquiring Fund has also provided information included in the section entitled "Share Price Data" as of the latest practicable date.

44.Comment: In the section entitled "Share Price Data," please confirm the following disclosure.

As of December 31, 2019, the net asset value per common share of the Acquired Fund was $13.91 and the market price per common share was $13.45, representing a discount to net asset value of 3.31% and the net asset value per common share of the Acquiring Fund was $20.25 and the market price per common share was $20.69, representing a premium to net asset value of 2.17%.

Response: The Acquiring Fund has updated this disclosure as of the latest practicable date per Comment 43, above.

45.Comment: In the section entitled "Dividend Reinvestment Plan," please indicate whether each fee discussed is a one time, annual or per transaction fee. Please reflect the $25.00 fee that dividend reinvestment plan participants that direct the sale of shares through the Plan Agent are subject to in the Fees and Expenses Table.

Response: The Acquiring Fund has revised the disclosure to clarify that the $25.00 fee and sales commission of $4.95 are applicable per transaction (i.e., the fees will be applied every time a shareholder directs the Plan Agent to sell shares). The Acquiring Fund has revised the Fees and Expenses Table.

46.Comment: In the section entitled "Information about the Reorganization," please include disclosure that the Reorganization will result in no dilution of the net asset value of Acquired Fund common shares.

Response: The Acquiring Fund has revised the disclosure to read:

Thus, the Reorganization will result in no dilution of the net asset value of Acquiring Fund common shares or dilution of the net asset value of Acquired Fund common shares.

47.Comment: In the section entitled "Terms of the Reorganization Agreement," please delete "This summary is qualified in its entirety by reference to the Form of Reorganization Agreement."

Response: The Acquiring Fund has deleted the disclosure.

48.Comment: In the section entitled "Tax Consequences of the Reorganization," please revise the first bullet to address tax consequences to the Acquired Fund and the Acquired Fund shareholders.

Response: The Acquiring Fund has revised the disclosure to read:

Gain or loss will be recognized by the Acquired Fund and holders of the Acquired Fund shares as a result of the Reorganization, but no gain or loss will be recognized by the Acquiring Fund or holders of Acquiring Fund shares as a result of the Reorganization;

49.Comment: In the section entitled "Broker Non-Votes and Abstentions," please supplementally describe how there will broker non-votes.

Response: The Acquiring Fund notes that there will likely be no broker non-votes given that the Proposal is a "non-routine" matter. The Acquiring Fund has revised the disclosure to read:

The approval of the Reorganization Agreement is considered "non-routine," so brokers will not have discretionary voting power with respect to that proposal and the Acquired Fund does not expect to receive any broker non-votes.

50.Comment: In the section entitled "Shareholder Information," please revise the table per the

Instructions to Item 7(c)(ii) of Form N-14.

Response: The Acquiring Fund has revised the disclosure per the Instructions to Item 7(c)(ii) of Form N-14.

51.Comment: In the section entitled "Shareholder Information," please revise the information provided for the Acquired Fund to reflect Daniel Asher's holdings of the Acquired Fund. The Acquiring Fund's proxy statement filed on Schedule 14A indicates that certain Acquired Fund shareholders are expected to have agreements with Angel Oak pursuant to which such shareholders may not sell shares of the Combined Fund for a certain period of time. If such shareholders have also agreed to vote for the Proposal, please disclose this fact.

Response: The Acquiring Fund has revised the information provided for the Acquired Fund to reflect Daniel Asher's holdings of the Acquired Fund. The Acquiring Fund notes that it has no knowledge of any agreements with respect to how shareholders will vote on the Proposal.

52.Comment: Please supplementally explain how the Funds will ensure that the holdings of the Acquired Fund shareholders will not be diluted as a result of differences between the valuation procedures of the Funds.

Response: The Acquiring Fund notes that approximately 90% of the Acquired Fund's holdings will be liquidated prior to the Reorganization. The Acquiring Fund also notes that after the Reorganization, the Combined Fund's assets will be valued using the Acquiring Fund's valuation procedures. Because the net asset value per share of each of the Funds will be valued according to the Acquiring Fund's valuation procedures per the Reorganization Agreement, the Reorganization will not dilute the interest of the Acquired Fund shareholders because they will receive newly issued common shares of the Acquiring Fund, par value $0.001 per share, the aggregate net asset value of which will equal the aggregate net asset value of the shares of common stock of the Acquired Fund held immediately prior to the Reorganization (although shareholders will receive cash for fractional shares). Please also see the response to Comment 3, above.

Proxy Card

53.Comment: Please disclose that the proxy is solicited on behalf of the Acquired Fund Board. See Rule 14a-4(a) under the Securities Exchange Act of 1934.

Response: The Acquiring Fund has added the following disclosure.

This proxy is solicited on behalf of the Fund's Board of Trustees.

Statement of Additional Information

54.Comment: Please update the information in the section entitled "Control Persons and Principal Holders of Securities" as of a date within 30 days of filing.

Response: The Acquiring Fund has updated the information in the section entitled "Control Persons and Principal Holders of Securities" as of a date within 30 days of filing.

55.Comment: In the Notes to the Pro Forma Financial Statements, please include Vivaldi in Note 1 as bearing the costs of the Reorganization, if accurate.

Response: The Acquiring Fund has revised the disclosure to read:

Angel Oak Capital Advisors LLC, the investment adviser of the Acquiring Fund, and Vivaldi Asset Management, LLC, the investment adviser of the Acquired Fund, will bear expenses incurred in connection with the Reorganization, as agreed to by those parties.

56.Comment: In the Notes to the Pro Forma Financial Statements, please populate the table in Note 2 with respect to investments in which significant unobservable inputs were used in determining fair value.

Response: The Acquiring Fund has populated the table in Note 2 with respect to investments in which significant unobservable inputs were used in determining fair value.

57.Comment: In the Notes to the Pro Forma Financial Statements, please confirm the disclosure in Note 11.

Response: The Acquiring Fund has revised the disclosure to read:

Management of the Funds has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Part C

58.Comment: Please include the consent of independent registered public accounting firm for the Acquired Fund as an exhibit to the Proxy Statement/Prospectus.

Response: The Acquiring Fund has included the consent of independent registered public accounting firm for the Acquired Fund as an exhibit to the Proxy Statement/Prospectus.

59.Comment: In the signature page, please update Dory S. Black's title to clarify that she is also the

Principal Executive Officer of the Acquiring Fund.

Response: The Acquiring Fund has revised the disclosure to clarify that she is also the Principal Executive Officer of the Acquiring Fund.

* * *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen